vtech

VTech Holdings Ltd
Incorporated in Bermuda with Limited Liability

Our Ref. No. : PF216-10/03
Direct Line : (852) 2680 1705 / 2680 5033
Fax No. : (852) 2680 5277
(Please contact Lydia CHUNG / Annie Yy CHAN)

Exemption No. : 82-3565

23rd December 2003

By courier

03045429

The U.S. Securities & Exchange Commission
450 Fifth Street N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Re : VTech Holdings Limited (the "Company")
-Filing pursuant to the Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we enclose two copies of the Announcement of change of director dated 22nd December 2003 of the Company for your filing.

Yours faithfully
For and on behalf of
VTech Holdings Limited

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

Chang Yu Wai
Company Secretary

Encl.

c.c. *Ms. Kathy Jiang*
ADR Div., The Bank of New York (New York)
Fax No. 1-212-5713050
(w/o enclosure)

Ms. Eugenia Lee
ADR Div., The Bank of New York (Hong Kong)

vtech

VTech Holdings Limited

(Incorporated in Bermuda with limited liability)

Announcement

The board of directors (the "Board") of VTech Holdings Limited (the "Company") would like to announce that Mr. Paddy LAW Wai Leung, the Group Chief Executive Officer, has resigned from his position with effect from 1st January 2004 and will remain as a director of the Company until 31st March 2004.

Mr. Allan WONG Chi Yun, Chairman of the Company, will also assume the role of the Group Chief Executive Officer with effect from 1st January 2004.

By order of the Board
Allan WONG Chi Yun
Chairman

Hong Kong, 22nd December 2003